

July 22, 2024

Jeffrey J. Bird
Chief Executive Officer
Dril-Quip, Inc.
2050 West Sam Houston Parkway S., Suite 1100
Houston, Texas 77042

> **Re: Dril-Quip, Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2023**
> **Correspondence filed on July 15, 2024**
> **File No. 001-13439**

Dear Jeffrey J. Bird:

We have reviewed your July 15, 2024 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 12, 2024 letter.

Correspondence filed on July 15, 2024
Form 10-K/A for Fiscal Year Ended December 31, 2023
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

1. We have considered your response to prior comment 1, and we believe that given the material impact that the reclassification of the inventory write-downs had on Cost of Sales and Restructuring in the Year Ending December 31, 2021, you should revise your results of operation discussion of 2022 versus 2021 accordingly.

2. We appreciate your response to prior comment 2 and understand that as part of your restatement of previously issued financial statements for the year ended December 31, 2021, you reclassified inventory write-downs from "Restructuring and other charges" to "Cost of sales" to comply with ASC 420-10-S99-3. However, we believe that you should not exclude inventory write-downs from your non-GAAP measures for the same reasons articulated in the staff's position that inventory markdowns should be classified in the

income statement as a component of cost of goods sold. Decisions about the timing, method, and pricing of dispositions of inventory generally are considered to be normal, recurring activities integral to the management of the ongoing business. Please revise to remove this non-GAAP adjustment in future filings.

Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology